# 1ST BCCW CAPITAL CORP
## STATEMENT OF INCOME
## FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

| | 2015 | 2014 |
|---|---|---|
| Revenues: | | |
| Office Expense Reimbursements Received | $ 24,619 | $ 12,678 |
| Total Revenues | 24,619 | 12,678 |
| Expenses: | | |
| Bank Charges | 52 | 63 |
| Fidelity Bond-Insurance | 946 | 946 |
| Office Expense Reimbursement-Paid | 17,945 | 493 |
| Professional Fees | 7,000 | 6,875 |
| Regulatory Fees | 8,681 | 4,416 |
| Technology, Data and Communication Costs | 1,281 | 1,420 |
| Total Expenses | 35,905 | 14,213 |
| Other Income (Expense): | | |
| Interest Income | 3 | 3 |
| Net Income / (Loss) Before Taxes | (11,283) | (1,532) |
| State Income Tax | - | - |
| Net Income / (Loss) | $ (11,283) | $ (1,532) |

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

*McCafferty & Company, P.C.*
*Certified Public Accountants*